MIRAMAR MINING CORPORATION



                            22,080,000 COMMON SHARES



                   AMENDED AND RESTATED UNDERWRITING AGREEMENT



                                  JUNE 27, 2006



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                                                                   June 27, 2006

Miramar Mining Corporation
#300 - 889 Harbourside Drive
North Vancouver BC, V7P 3S1

Attention:  Mr. Anthony P. Walsh
            President & Chief Executive Officer


Dear Sirs/Mesdames:


     BMO  Nesbitt  Burns  Inc.,   Paradigm  Capital  Inc.,   Dundee   Securities
Corporation, Canaccord Capital Corporation, RBC Dominion Securities Inc., National Bank Financial Inc. and Salman Partners Inc. (collectively, the "Underwriters") understand that Miramar Mining Corporation ("Miramar" or the "Company") has entered into an underwriting agreement dated June 26, 2006 (the "Original Underwriting Agreement") with BMO Nesbitt Burns Inc. relating to the issue and sale of 19,200,000 common shares of the Company (the "Initial Shares") at an issue price of CDN$4.17 per share.

     BMO  Nesbitt  Burns  Inc.  and the  Company  wish  to  amend  the  Original
Underwriting Agreement to include, as underwriters, each of Paradigm Capital Inc., Dundee Securities Corporation, Canaccord Capital Corporation, RBC Dominion Securities Inc., National Bank Financial Inc. and Salman Partners Inc. on the terms set forth herein. The Company and the Underwriters hereby agree, that the Original Underwriting Agreement be replaced in its entirety with this amended and restated agreement.

     The Company grants to the Underwriters hereunder an over-allotment option (the "Over-Allotment Option"), which Over-Allotment Option may be exercised in whole or in part at the Underwriters' sole discretion and without obligation, to purchase up to an additional 2,880,000 common shares of the Company (the "Additional Shares") at an issue price of CDN$4.17 per share to cover over-allotments and for market stabilization purposes. The Over-Allotment Option shall be exercisable in whole or in part at any time and from time to time, for a period of 30 days following the Closing Date by BMO Nesbitt Burns Inc., on behalf of the Underwriters, delivering written notice to that effect to the Company not later than 48 hours prior to the proposed Over-Allotment Closing Date (as hereinafter defined), after which time the Over-Allotment Option shall be void and of no further force and effect. In the event that the Over-Allotment Option is exercised, the Additional Shares issued thereunder, shall be deemed to form part of the offering for the purposes hereof and all of the terms and conditions relating to the purchase and sale of the Initial Shares shall apply to the purchase and sale of the Additional Shares.

     The Company and the Underwriters have also entered into a separate amended and restated underwriting agreement dated the date hereof (the "Flow-Through Underwriting Agreement") relating to the proposed issue and sale, on a private placement basis, of 2,900,000 common shares of the Company to be issued as "flow-through" shares pursuant to the Income Tax Act (Canada) (the "Flow-Through Shares").



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                                      -3-


     Unless the context otherwise requires, all references to "Offered Shares" shall assume the exercise of the Over-Allotment Option and shall include the Additional Shares.

     The Underwriters are prepared to purchase the Offered Shares from the Company, subject to the terms and conditions described herein. The Underwriters acknowledge the filing on June 26, 2006 of a preliminary short form prospectus (including the documents incorporated by reference therein, in the English Language, the "Initial Preliminary Prospectus") qualifying the distribution of the Offered Shares with the Canadian Securities Commissions (as hereinafter defined) and the issuance on June 26, 2006 of a Mutual Reliance Review System (the "MRRS") decision document issued by the British Columbia Securities Commission (the "Reviewing Authority") in its capacity as principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Initial Preliminary Prospectus by the Canadian Securities Commissions. The Underwriters also acknowledge the filing on June 27, 2006 with the United States Securities and Exchange Commission (the "SEC"), in accordance with the provisions of the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the "1933 Act"), of a registration statement (including documents incorporated by reference therein, as it has been and may be further amended from time to time, the "Registration Statement") on Form F-10 covering the sale of the Offered Shares under the 1933 Act which includes the Initial Preliminary Prospectus (with such conditions as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), along with the filing with the SEC of an appointment for agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the "Form F-X"). Finally, the Underwriters acknowledge Miramar's issuance of a press release in compliance with SEC Rule 134 announcing the offering of the Offered Shares immediately upon the filing of the Registration Statement. The obligation of the Underwriters to purchase any Offered Shares shall, in addition to being subject to the other terms and conditions described herein, be conditional on the following steps having been taken within the time frames described below:

     (a) Miramar shall file an amended and restated preliminary short form prospectus (including the documents incorporated by reference therein, in the English language, as it may be amended from time to time, the "Canadian Preliminary Prospectus") qualifying the distribution of the Offered Shares with the Reviewing Authority and the securities regulatory authorities in each of the other provinces of Canada, other than Quebec (together with British Columbia, the "Qualifying Provinces"), and shall obtain a MRRS decision document issued by the Reviewing Authority in its capacity as principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Canadian Preliminary Prospectus by the securities regulatory authorities in each of Qualifying Provinces (collectively, the "Canadian Securities Commissions") on June 27, 2006;

     (b) Miramar shall file with the SEC, in accordance with the provisions of the 1933 Act, an amendment to the Registration Statement (including documents incorporated by reference therein) on Form F-10 covering the sale of the Offered Shares under the 1933 Act which includes the Canadian Preliminary Prospectus (with such additions and deletions as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the "U.S. Preliminary



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                                      -4-



          Prospectus") as soon as possible after the filing of the Canadian Preliminary Prospectus.

     (c) Miramar shall use its reasonable efforts to resolve all comments on the Canadian Preliminary Prospectus that are received from the Canadian Securities Commissions (as well as any comments on the Registration Statement that are received from the SEC) as soon as possible after receipt of such comments and on a basis satisfactory to the Underwriters, acting reasonably;

     (d) Miramar shall (i) file with the Reviewing Authority and the other Canadian Securities Commissions, within prescribed time periods, any amendment or supplement to the Canadian Preliminary Prospectus and shall obtain an MRRS decision document issued by the Reviewing Authority in its capacity as principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Canadian Preliminary Prospectus, as amended or supplemented, by each of the Canadian Securities Commissions and (ii) forthwith after any such filing in Canada file with the SEC, in accordance with the provisions of the 1933 Act, an amendment to the Registration Statement which includes any such amendment or supplement to the Canadian Preliminary Prospectus;

     (e) Miramar shall file a final short form prospectus (including the documents incorporated by reference therein, in the English language, the "Canadian Final Prospectus") qualifying the distribution of the Offered Shares with the Reviewing Authority and the other Canadian Securities Commissions, and shall obtain an MRRS decision document issued by the Reviewing Authority in its capacity as principal regulator, pursuant to the MRRS evidencing that a receipt has been issued for the Canadian Final Prospectus by each of the Canadian Securities Commissions, as soon as practicable after comments on the Canadian Preliminary Prospectus are settled and, in any event, by no later than 1:30 p.m. (Vancouver time) on July 5, 2006; and

     (f) Miramar shall file with the SEC, in accordance with the provisions of the 1933 Act, an amendment to the Registration Statement which includes the Canadian Final Prospectus (with such additions and deletions as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the "U.S. Final Prospectus") by no later than 2:30 p.m. (Vancouver time) on July 5, 2006.

For greater certainty, the parties agree that if Miramar fails to meet the deadlines specified above for any reason whatsoever (including, without limitation, being unable to resolve any comments on the Canadian Preliminary Prospectus from the Canadian Securities Commissions on a basis satisfactory to the Underwriters, acting reasonably, within the time frames described above), the Underwriters shall be entitled to exercise the termination rights provided for in Section 9(a) hereof.

1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to and agrees with each of the Underwriters that:





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                                      -5-



     (a) The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act and is eligible to file a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators.

     (b) The Canadian Preliminary Prospectus and the Canadian Final Prospectus (together, the "Canadian Prospectus") will be prepared and filed in compliance in all material respects with the securities laws in each of the Qualifying Provinces and the respective rules and regulations under such laws, together with the published policy statements, blanket orders and notices of the Canadian Securities Commissions (the "Canadian Securities Laws") and, at the time of delivery of the Offered Shares to the Underwriters, the Canadian Final Prospectus will comply in all material respects with the Canadian Securities Laws and the Company shall fulfill and comply with the necessary requirements of the Canadian Securities Laws in order to enable the Offered Shares to be lawfully distributed in the Qualifying Provinces through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Provinces and acting in accordance with the terms of their registrations and the Canadian Securities Laws. Such requirements shall be fulfilled in the Province of British Columbia and in the other Qualifying Provinces on the date of this Agreement June 27, 2006, or such later date or dates as may be agreed to in writing by the Underwriters.

     (c) None of the Canadian Securities Commissions, the SEC, any stock exchange in Canada or the United States or any other regulatory authority or court has issued an order preventing or suspending the use or effectiveness, as the case may be, of the Canadian Prospectus, the Disclosure Package (as defined below), the U.S. Final Prospectus or the Registration Statement relating to the proposed offering of the Offered Shares or preventing the distribution of the Offered Shares or instituted proceedings for that purpose and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by any of the aforementioned parties, and any request on the part of such parties for additional information from the Company has been complied with.

     (d) The Canadian Preliminary Prospectus and the Canadian Final Prospectus shall, as of their respective dates of filing and, except as amended prior to the Closing Date (as defined in Section 4 below) in accordance with Canadian Securities Laws, as of the Closing Date (i) constitute full, true and plain disclosure of all material facts relating to the Company, its subsidiaries and the Offered Shares, (ii) contain no misrepresentation, as defined under Canadian Securities Laws and (iii) not omit any information which is necessary to make the statements contained therein not misleading. The documents incorporated by reference in the Canadian Prospectus and the U.S. Prospectus (as hereinafter defined), when filed with the Reviewing Authority and the SEC, were prepared in accordance with the Canadian Securities Laws, and any further documents so filed and incorporated by reference in the Canadian Prospectus and the U.S. Prospectus prior to the termination of the distribution of the Offered Shares, or any further amendment or supplement thereto, when such documents are filed with the Reviewing Authority and the SEC, will be prepared in accordance with the Canadian Securities Laws.



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                                      -6-



     (e) The U.S. Preliminary Prospectus and the U.S. Final Prospectus (together, the "U.S. Prospectus") will conform to the Canadian
          Preliminary Prospectus and Canadian Final Prospectus, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. In addition, as of their respective dates, the Registration Statement, the Form F-X, the U.S. Preliminary Prospectus and the U.S. Final Prospectus, as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act.

     (f) As of the date and time the Registration Statement is declared effective (the "Effective Time"), neither the Registration Statement nor any amendment or supplement thereto will contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     (g) As of the date and time immediately prior to the Effective Time (the "Applicable Time"), the U.S. Preliminary Prospectus, any "free writing prospectus" as defined in Rule 405 of the 1933 Act (a "Free Writing Prospectus") and any "issuer free writing prospectus" as defined in Rule 433 of the 1933 Act (an "Issuer Free Writing Prospectus" and, together with any Free Writing Prospectus and the U.S. Preliminary Prospectus, the "Disclosure Package"), when taken together as a whole, will not, as of the Applicable Time, and on the Closing Date and on any settlement date, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (h) Each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement or the Canadian Prospectus, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.

The representations and warranties contained in clauses (c), (d), (e), (f), (g) and (h) above shall not apply to statements or omissions in the Canadian Preliminary or Final Prospectus or the U.S. Preliminary or Final Prospectus that are made in reliance upon and in conformity with information furnished to the Company by any Underwriter expressly for use in the Canadian Preliminary or Final Prospectus or the U.S. Preliminary and Final Prospectus.

     (i)  There are:

          (i) no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Offered Shares that have not been or will not be made publicly available as required, and there are no documents required to be filed with the Canadian Securities Commissions in connection with the Canadian Prospectus that have not been filed (or that will not be filed prior to the Closing Date in accordance with Canadian Securities Laws) as



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                                      -7-


               required pursuant to Canadian Securities Laws and delivered to the Underwriters; and

          (ii) no contracts, documents or other materials required to be described or referred to in the Canadian Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement that will not be described, referred to or filed as required and, in the case of those documents filed, delivered to the Underwriters.

     (j) (A) At the time of filing the Registration Statement, and (B) as of the date and time this Agreement is executed and delivered by the parties hereto (the "Execution Time") (with such date being used as the determination date for purposes of this clause (B)), the Company was not and is not an "ineligible issuer" as defined in Rule 405 of the 1933 Act (an "Ineligible Issuer"), without taking account of any determination by the SEC pursuant to Rule 405 of the 1933 Act that it is not necessary that the Company be considered an Ineligible Issuer.

     (k) The Company is, and upon completion of the transactions described herein, and assuming the anticipated use of the proceeds thereof to be described in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, will be, a "foreign private issuer" within the meaning of Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act").

     (l) The consolidated audited and unaudited financial statements of the Company that are to be included or incorporated by reference in the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus will present fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Company and its subsidiaries for the periods specified (subject, in the case of interim financial information, to year-end adjustments); and such financial statements have been (or will be) prepared in conformity with generally accepted accounting principles in Canada, consistently applied throughout the periods involved, and have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F. The summary and selected financial data to be included or incorporated by reference in the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited and unaudited consolidated financial information included or incorporated by reference in the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus.

     (m) The Company does not owe any money to, does not have any present loans to, has not borrowed any monies from, and is not otherwise indebted to any officer, director, employee, shareholder or any person not dealing "arm's length" (as such term is defined in the Tax Act) with the Company except as set forth in the audited financial statements of the Company to be included or incorporated by reference in the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus.

     (n) The Company does not have any agreements of any nature whatsoever to acquire or merge with any entity, or to acquire or lease any other business operations.

     (o) KPMG LLP, who have reported upon the audited financial statements of the Company included or incorporated by reference in the Registration Statement, the Canadian Prospectus, Disclosure Package and the U.S. Final Prospectus, are, and during the periods covered by its reports were, independent with respect to the Company within the meaning of the Business Corporations Act (British Columbia) and applicable Canadian Securities Laws, and are independent as required by the 1933 Act and there has never been any reportable event (within the meaning of Canadian Securities Laws) with the present or any former auditor of the Company;.

     (p) The Company has been duly incorporated, is validly existing as a corporation in good standing under the Business Corporations Act (British Columbia), has the corporate power and authority to own its property and to conduct its business as described in the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (q) Schedule "A" hereto lists each subsidiary of the Company (a "subsidiary"), including each "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the 1933 Act (a "Significant Subsidiary") of the Company, and each subsidiary has been duly incorporated or amalgamated, is validly existing as a corporation or company under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own its property and to conduct its business as described in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, except to the extent that such failure would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; each of the Company's subsidiaries is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; each of the Company's subsidiaries is in good standing (where such concept exists) under the laws of the jurisdiction of its incorporation or formation or amalgamation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that such failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; and the Company holds directly or indirectly 100% of the issued and outstanding shares of each such subsidiary, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Company's subsidiaries, or any other security convertible into or exchangeable for any such shares.

     (r) The Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company.

     (s) The authorized capital of the Company conforms in all material respects to the description thereof to be contained in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus.

     (t) All common shares of the Company outstanding immediately prior to the issuance of the Flow-Through Shares and Public Offering Shares have been or will be duly authorized and are validly issued, fully paid and non-assessable; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, common shares of the Company or any other class of shares of the Company, except, as of the date hereof: (1) stock options issued to certain executive officers, directors and employees of the Company and options granted by Hope Bay Gold Corporation Inc. ("Hope Bay") to its executive officers, directors and employees, which options were assumed by the Company on completion of the business combination with Hope Bay, exercisable for 6,645,478 common shares of the Company, (2) brokers warrants exercisable into 62,220 common shares of the Company or (3) warrants issued to Newmont Mining Corporation of Canada Limited ("Newmont") exercisable into 18,500,000 common shares of the Company.

     (u) The Offered Shares have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered in accordance with the terms of this Agreement, will be validly allotted and issued as fully paid and non-assessable shares, and the issuance of the Offered Shares will not, at the time of issuance, be subject to any pre-emptive or similar rights.

     (v) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the issue and sale of the Offered Shares and the grant of the Over-Allotment Option by the Company will not contravene:

          (i) any provision of law binding on the Company or any of its subsidiaries;

          (ii) the notice of articles or articles of the Company;

          (iii) any agreement or other instrument binding upon the Company or any of its Significant Subsidiaries; or

          (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary,

          other than, in the case of clauses (i), (iii) and (iv), any contravention that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, and that would not have a material adverse effect on the ability of the Company to perform its obligations under this Agreement.

     (w) No approval, consent, authorization, order or license of, or qualification with any government, governmental body or agency or court of (i) any province of Canada; (ii) the federal government of Canada; (iii) the federal government of the United States; or (iv) the various states of the United States in which the Offered Shares are to be offered for sale or sold, or of any political subdivision of any thereof, is required to be obtained by the Company or its subsidiaries for the performance by the Company of its obligations under this Agreement, except such as have already been received and may be required by the Toronto Stock Exchange, the American Stock Exchange, the 1933 Act, the securities or "Blue Sky" laws of the various states of the United States and the Canadian Securities Laws in connection with the offer and sale of the Offered Shares.

     (x) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the ownership of the Company or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that to be set forth in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus.

     (y) Except as to be disclosed in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or any Significant Subsidiary) pending or threatened against or affecting the Company or a Significant Subsidiary or any of its properties at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal, or other governmental department, commission, board or agency, domestic or foreign, required to be disclosed therein.

     (z) The Company is not and, after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof to be described in the Canadian Prospectus, the Disclosure Package, the Registration Statement and the U.S. Final Prospectus, will not be required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

     (aa) There are no "significant acquisitions", "significant dispositions" and "significant probable acquisitions" for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure.

     (bb) Each of the Company and each of its subsidiaries:

          (i) is in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws");

          (ii) except as to be disclosed in the Canadian Prospectus Disclosure Package, Registration Statement and U.S. Final Prospectus, has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business; and

          (iii) is in compliance with all terms and conditions of any such permit, license or approval,

          except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

          In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (cc) Except as to be disclosed in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, there are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (dd) Except as to be disclosed in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, each of the Company and each Significant Subsidiary currently holds in good standing all material permits, licenses, franchises and approvals of governmental authorities and agencies necessary for the present use, ownership and operation of its business (except where the failure to do so would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole), and no revocation or limitation of any such permit, license, franchise or approval is pending or, to the knowledge of the Company, threatened and neither the Company nor any of the Significant Subsidiaries is in default or violation of any such permit, license, franchise or approval (except where such revocation, limitation, default or violation would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole), and the authorization, issuance and delivery of the Offered Shares and the compliance by the Company and the Significant Subsidiaries, as applicable, with the terms of this Agreement do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, any of such permits, licenses, franchises and approvals. Except as to be disclosed in the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, to the knowledge of the Company, there is no threatened or pending change in any law, rule or regulation referred to above that would, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (ee) The Company and its subsidiaries own or possess adequate patents, patent licenses, trademarks, service marks and trade names necessary to carry on their businesses as presently conducted except where such failure to own or possess such patents, patent licenses, trademarks, service marks and trade names would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, trademarks, service marks or trade names that in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (ff) To the best of the Company's knowledge, the Company and each of its subsidiaries is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a material adverse effect on the Company and each of its subsidiaries, taken as a whole, and has not and is not engaged in any unfair labour practice.

     (gg) Except as to be disclosed in the Canadian Prospectus, the Disclosure Package, the Registration Statement and the U.S. Final Prospectus, or as disclosed in writing to the Underwriters, and not material, the Company and each of its subsidiaries is not a party to any contract with any labour union or employee association or made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreement and, to the best of the knowledge of the Company, there are no current attempts to organize or establish any labour union or employee association, and there is no certification of any such union with regard to a bargaining unit.

     (hh) Except as disclosed in the notes to the Company's consolidated audited financial statements, or as disclosed in writing to the Underwriters, and not material, the Company and its subsidiaries have good title to the items of real and personal property which are to be referred to in the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus as being owned by them, and have valid and enforceable leasehold interests in the items of real and personal property to be referred to in the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus as being leased by them, in each case free and clear of all liens, encumbrances, claims, security interests and defects, other than those which do not interfere with the use made or intended to be made of such property by the Company or do not and will not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (ii) None of the Company or any of its subsidiaries is (i) in violation of its charter documents or by-laws or (ii) in default in the observance or performance of any term or obligation to be performed by it under any agreement, lease, contract, mortgage, loan agreement, note, indenture or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties is bound and which breach or default, individually or in the aggregate, if not cured or otherwise corrected within the respective period specified for such cure or correction, would have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (jj) Pacific Corporate Trust Company, at its principal offices in the cities of Vancouver and Toronto, has been duly appointed as the registrar and transfer agent in respect of the common shares of the Company.

     (kk) Prior to the filing of the Canadian Final Prospectus and the U.S. Final Prospectus, the Offered Shares will have been conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange.

     (ll) Except as disclosed in the Canadian Prospectus and the U.S. Prospectus, all interests in natural resource properties of the Company or its subsidiaries as set out in the Company's Annual Information Form dated March 25, 2006 (as supplemented by the Canadian Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus) are owned or held by the Company or the subsidiaries as owner thereof with good and marketable title, are in good standing, are valid and enforceable, are free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them, other than a royalty that may be payable in respect of the Company's properties that are the subject of the option agreement entered between the Company and Maximus Ventures Ltd. dated June 25, 2004. No other property rights are currently necessary for the conduct of the Company's or the subsidiaries' business. There are no restrictions on the ability of the Company or its subsidiaries to use, transfer or otherwise exploit any such property rights, and the Company or its subsidiaries do not know of any claim or basis for a claim that may adversely affect such rights, other than transfer restrictions affecting the Inuit owned lands comprising part of the Company's Hope Bay Project pursuant to seven exploration agreements entered into between the Company and Nunavut Tunngavik Inc.

     (mm) Except as otherwise to be disclosed therein, the information set forth or incorporated by reference in the Canadian Prospectus, U.S.
          Prospectus,   Disclosure  Package,   the  U.S.  Final  Prospectus  and
          Registration Statement: (a) relating to the estimates of mineral reserves and resources has been reviewed and verified by the Company and independent consultants to the Company to the extent set forth therein; (b) the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators;
          (c) the information upon which the estimates of reserves and resources were based was, at the time of the delivery thereof, complete and accurate in all material respects; and (d) there have been no material changes to such information since the date of delivery or preparation thereof except as publicly disclosed and reflected in the Canadian Prospectus, Disclosure Package, Registration Statement and U.S. Final Prospectus.

     (nn) With respect to any premises leased by the Company and its subsidiaries, the Company and its subsidiaries occupy the leased premises and have the exclusive right to occupy and use the leased premises and each of the leases pursuant to which the Company and its subsidiaries occupy the leased premises is in good standing and in full force and effect.

     (oo) Any real property (and the buildings constructed thereon) in which the Company or any of its subsidiaries have a direct or indirect interest whether leasehold or fee simple or otherwise (the "Real Property") and the operations thereon are to the best of the Company's knowledge in material compliance with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits. Except as to be disclosed in the Canadian Prospectus and the U.S. Prospectus none of such Real Property or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or to the best of the Company's knowledge is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment. Except as to be disclosed in the Canadian Prospectus and the U.S. Prospectus none of the Company, any of its Subsidiaries or, to the best of the Company's knowledge, any occupier of the Real Property, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material. Except in material compliance with applicable environmental laws, none of the

          Real Property has at any time been used by the Company, its subsidiaries, or, to the best of the Company's knowledge, by any other occupier, as a waste storage or waste disposal site or to operate a waste management business. Except as to be disclosed in the Canadian Prospectus and U.S. Prospectus, the Company and its subsidiaries have no contingent liability of which the Company has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Real Property and operations thereon. None of the Company, its subsidiaries or, to the best of the Company's knowledge, any occupier of the Real Property, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Real Property in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health. To the best of the Company's knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health. For the purposes of this subparagraph, "Hazardous Material" means any contaminant, pollutant subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant pollutant subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

     (pp) The Company and its subsidiaries are the owners or authorized licensees of all the Intellectual Property (as defined below)
          necessary to properly conduct the business of the Company and its subsidiaries, respectively. The Company is not aware of a claim of any infringement or breach of any industrial or intellectual property rights of any other entity by the Company or a subsidiary, nor has the Company or any subsidiary received any notice that the conduct of the business of the Company or a subsidiary, including the use of the Intellectual Property, infringes upon or breaches any industrial or intellectual property rights of any other entity and the Company has no knowledge of any infringement or violation of any of its material rights in the Intellectual Property. To the Company's knowledge, the conduct of its business does not infringe in any material respect upon the patents, trade marks, licences, trade names, business names, copyright or other industrial or intellectual property rights, domestic or foreign, of any other entity, except where such infringement would not have a material adverse effect on the business, operations, capital or condition (financial or otherwise) of the Company and its subsidiaries on a consolidated basis. The Company is not aware of any state of facts that casts doubt on the validity or enforceability of any of the material Intellectual Property. For the purposes of this subparagraph, "Intellectual Property" means (i) any trade marks, trade names, business names, brand names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulae, processes, know-how, technology and related goodwill, (ii) any applications, registrations, issued patents, continuations in part divisional applications or analogous rights or licence rights therefor, and (iii) other intellectual or industrial property, in each case owned or used by the Company or a subsidiary.

     (qq) Except as to be set out in the Canadian Prospectus, Registration Statement, Disclosure Package and the U.S. Final Prospectus, none of the Company or its subsidiaries have any material responsibility or obligation to pay or have paid on its behalf any commission, royalty or similar payment to any person with respect to its property rights as of the Closing Date.

     (rr) All of the representations and warranties made by the Company in this Agreement will continue to be true and correct as of the Closing Time (as hereinafter defined).

     (ss) The net  proceeds  of the sale of Offered  Shares  will be used by the
          Company  as  described  in  the  Canadian   Prospectus,   Registration
          Statement, Disclosure Package and the U.S. Final Prospectus.

     (tt) Except as to be disclosed in the Canadian Prospectus, the Disclosure Package, Registration Statement and the U.S. Final Prospectus, no labor problem or dispute with the employees or former employees of the Company or any of its subsidiaries exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries' principal suppliers, contractors or customers, that could reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (uu) Except as to be disclosed in the Canadian Prospectus, the Disclosure Package, Registration Statement and the U.S. Final Prospectus, there are no grievances or disputes from employees or former employees of the Company or its subsidiaries existing, imminent or threatened, that could reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

     (vv) The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and, other than as disclosed in writing to the Underwriters, and is not material, there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and none of the Company or any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect, on the Company and its subsidiaries, taken as a whole.

     (ww) The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that
          (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting.

     (xx) The Company and its subsidiaries maintain "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the 1934
          Act); and the Company believes that such disclosure controls and procedures are effective.

     (yy) There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

2. AGREEMENTS TO SELL AND PURCHASE. The Company hereby agrees to sell the Offered Shares to the Underwriters, and the Underwriters hereby agrees to purchase the Offered Shares from the Company, all on the terms and conditions described herein.

     The Company hereby agrees that it will not, without the prior written consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters (such consent not to be unreasonably withheld), during the period ending 90 days after the Closing Date:

     (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares of the Company or any securities convertible into or exercisable or exchangeable for common shares of the Company or file any registration statement under the 1933 Act with respect to any of the foregoing (other than a registration statement filed in connection with any issuance permitted in clause (d) below); or

     (b) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common shares of the Company or such other securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of common shares of the Company or such other securities, in cash or otherwise. The foregoing provisions shall not apply to:

     (a)  the Offered Shares to be sold hereunder;

     (b) the Flow-Through Shares to be sold pursuant to the Flow-Through Underwriting Agreement;

     (c) common shares of the Company issued pursuant to the Company's existing share purchase, option, incentive or bonus plans; and

     (d) the issuance by the Company of common shares of the Company upon the exercise of outstanding warrants or the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof and disclosed in the Canadian Prospectus and the U.S. Prospectus.


3. TERMS OF PUBLIC OFFERING. The Company has been advised that the Offered Shares are to be offered to the public in the Qualifying Provinces, the United States and other jurisdictions (provided any offers in jurisdictions other than Canada and the United States will be made on a basis which is exempt from registration and prospectus requirements under applicable laws), either directly through the Underwriters or through members of a selling syndicate to be established by the Underwriters. The Underwriters will comply with all applicable laws in connection with the offer and sale of the Offered Shares. The Underwriters agree that any sales of Offered Shares in the United States will be conducted through an affiliate of one or more of the Underwriters duly registered to do so in the relevant jurisdiction in which such sales are being made.

4. PAYMENT AND DELIVERY. Payment for the Initial Shares which the Underwriters have elected to purchase in accordance with Section 2 shall be made by wire transfer of same-day funds to an account designated by the Company, or in such other form as may be agreed between the Company and BMO Nesbitt Burns Inc. The foregoing payment shall be made in an amount net of the underwriting fee (the "Fee") of 5%, or CDN$0.2085 per Offered Share. The foregoing payment shall be made against delivery of the Initial Shares being purchased by the Underwriters, no later than 6:00 a.m. (Vancouver time), on July 12, 2006, or at such other time on the same or such other date (not later than 42 days after the date of the MRRS decision document issued by the Reviewing Authority in respect of the Canadian Final Prospectus) as shall be agreed to in writing between the Company and the Underwriters. The time and date of such payment are referred to herein as the "Closing Date". The Closing Date for the purchase of the Initial Shares shall occur on the same date and at the same time as the "Closing Date" of the purchase and sale of the Flow-Through Shares pursuant to the Flow-Through Underwriting Agreement.

     Certificates for the Offered Shares shall be in definitive form and registered in such names and in such denominations as the Underwriters shall request in writing not later than the business day prior to the Closing Date. The certificates evidencing the Offered Shares shall be delivered to, or at the direction of, BMO Nesbitt Burns Inc. on the Closing Date for the respective accounts of the Underwriters, with any transfer taxes payable in connection with the transfer of the Offered Shares, if any, duly paid by the Company, against payment of the purchase price therefor.

     In the event that the Over-Allotment Option is exercised, the Additional Shares issued upon exercise thereof shall be deemed to form part of the offering for the purposes hereof and all of the terms and conditions relating to the purchase and sale of the Initial Shares, and any reference to "Closing Date" herein, shall apply to the purchase and sale of the Additional Shares.

     BMO Nesbitt Burns Inc. shall give prompt written notice, on behalf of the Underwriters, to the Company when, in the opinion of the Underwriters, they have ceased distribution to the public of the Offered Shares. Such notice will also specify the total proceeds realized in each of the provinces of Canada from such distribution.

5. CONDITIONS TO THE UNDERWRITERS' OBLIGATIONS. The obligations of the Underwriters to purchase and pay for the Offered Shares on the Closing Date are, in addition to the conditions described elsewhere in this Agreement, subject to the following further conditions:

     (a) The Registration Statement has become effective and no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the U.S. Prospectus or any Free Writing Prospectus or Issuer Free Writing Prospectus shall have been issued under the 1933 Act and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Underwriters or the knowledge of the Company, shall be contemplated by the SEC. In addition, no order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in the common shares of the Company or any other securities of the Company shall have been issued by any securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada or the United States; and any request on the part of any Canadian Securities Commission or the SEC for additional information from the Company shall have been complied with; the Company shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof.

     (b)  The   Underwriters   shall  have   received  on  the  Closing  Date  a
          certificate,  dated  the  Closing  Date and  signed  by two  executive officers of the Company, in their capacity as such, in a form satisfactory to the Underwriters and their counsel, acting reasonably, certifying, among other things, that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date. The officers signing and delivering such certificate may rely upon the best of their knowledge as to proceedings threatened.

     (c) The Underwriters shall have received on the Closing Date an opinion of, Gowling Lafleur Henderson LLP, Canadian counsel to the Company, dated the Closing Date, with respect to such matters as the Underwriters and their counsel may reasonable request, including those matters identified in Schedule "B" hereto. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the laws of the Provinces of British Columbia, Alberta and Ontario and the federal laws of Canada applicable therein, upon opinions of local counsel, who shall be counsel satisfactory to counsel for the Underwriters, acting reasonably, in which case the opinion shall state that they believe that they and the Underwriters are justified in relying upon such opinion. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials, provided that such certificates have been delivered to the Underwriters. The opinion letter referred to in this subparagraph (c) shall be rendered to the Underwriters at the request of the Company and shall so state therein.

     (d) The Underwriters shall have received on the Closing Date an opinion of Dorsey & Whitney LLP, special United States counsel for the Company, dated the Closing Date, with respect to such matters as the Underwriters and their counsel may reasonable request, including those matters identified in Schedule "C" hereto. The opinion letter referred to in this subparagraph (d) shall be rendered to the Underwriters at the request of the Company and shall so state therein.

     (e) The Underwriters shall have received on each of the dates of the Canadian Final Prospectus and the Closing Date an opinion of, Peterson, Stang & Malakoe, special counsel for the Company, dated the Closing Date, with respect to title to the mining claims and mineral rights held, directly or indirectly by the Company in Nunavut, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably. The opinion letter referred to in this subparagraph
          (e) shall be rendered to the Underwriters at the request of the Company and shall so state therein.

     (f) The Underwriters shall have received on the Closing Date an opinion, dated the Closing Date, of Fasken Martineau DuMoulin LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to the Underwriters.

     (g) The Underwriters shall have received on the Closing Date an opinion, dated the Closing Date, of White & Case LLP, United States counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to the Underwriters.

     (h) The Underwriters shall have received, on each of the date of the Canadian Final Prospectus and the Closing Date, a letter dated the date of the Canadian Final Prospectus and the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, from KPMG LLP, independent chartered accountants, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial and statistical information included or incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus.

     (i) The Offered Shares shall have been approved for listing by the American Stock Exchange subject only to official notice of issuance thereof, and shall have been conditionally approved for listing by the Toronto Stock Exchange, subject only to official notice of issuance thereof and customary post-closing filing requirements.

     (j) If Newmont has elected not to exercise its right to purchase up to 19.9% of the Offered Shares pursuant to a subscription agreement between the Company and Newmont dated November 17, 2005, the Underwriters shall have received written confirmation thereof from Newmont on or before the Closing Date.

     (k) On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received from the Company such further certificates, documents and other information as they may reasonably request.

6. FURTHER COVENANTS. In further consideration of the agreements of the Underwriters herein contained, the Company covenants with each Underwriter as follows:

     (a) To notify the Underwriters promptly, and confirm the notice in writing:

          (i) when any Issuer Free Writing Prospectus shall have first been used, when any post-effective amendment to the Registration Statement shall have been filed with the SEC or shall have become effective, and when any supplement to the U.S. Prospectus or Canadian Prospectus or any amended U.S. Prospectus or Canadian Prospectus shall have been filed;

          (ii) of the receipt of any comments from the Canadian Securities Commissions or the SEC;

          (iii) of any request by any of the Canadian Securities Commissions to amend the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information;

          (iv) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any prospectus, or of the suspension of the qualification of the Offered Shares for offering and sale in any jurisdiction, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any of such purposes; and

          (v) of the issuance by any of the Canadian Securities Commissions or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in the common shares of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose.

          The Company will use every reasonable commercial effort to prevent the issuance of any stop order, any order preventing or suspending the use of any prospectus or any order ceasing or suspending the distribution of the Offered Shares or the trading in the common shares of the Company and, if any such order is issued, to obtain the revocation thereof at the earliest possible time.

     (b) Not to file or to make at any time any amendment to the Registration Statement, any amendment or supplement to the Canadian Prospectus or the U.S. Prospectus, of which the Underwriters shall not have previously been advised and furnished a copy or to which the Underwriters shall have reasonably objected promptly after reasonable notice thereof; provided, however, that this provision shall not prohibit the Company from complying with its timely disclosure and other obligations under applicable securities legislation and the requirements of any relevant stock exchange arising out of any material change or change in material information.

     (c)  To furnish to the Underwriters, without charge:

          (i) three signed copies of the Registration Statement (including all exhibits thereto, documents filed therewith (including photocopies of the Company Form F-X) and amendments thereof) and an additional conformed copy of the Registration Statement (without exhibits thereto) for delivery to each Underwriter; and

          (ii) at any time beginning on the date hereof and ending at the end of the period described in sub-section (e) below, at the place or places which the Underwriters may reasonably request, the Underwriters' reasonable requirements of the commercial copies of the Canadian Prospectus, the U.S. Prospectus and any Free Writing Prospectus or Issuer Free Writing Prospectus. Such deliveries shall be made as soon as possible after the filing of such documents and, in any event, within one business day of such filing.

     (d) The Company agrees that it has not and, unless it obtains the prior written consent of the Underwriters, the Company will not make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company with the SEC or retained by the Company under Rule 433 of the 1933 Act. Any free writing prospectus consented to by the Underwriters is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company agrees that (x) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it will comply with the requirements of Rules 164 and 433 under the 1933 Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

     (e) If, at any time in the period after the time of the initial distribution of the Offered Shares until the completion of the distribution of the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus to offerees of the Offered Shares, any event shall occur or condition exist as a result of which it is necessary to amend the Disclosure Package, Registration Statement or supplement or amend the U.S. Prospectus or the Canadian Prospectus in order that the Disclosure Package, Registration Statement, U.S. Prospectus or the Canadian Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser (or in lieu thereof, the notice referred to in Rule 173 of the 1933 Act) or if, in the opinion of the Company, it is necessary to amend the Disclosure Package, Registration Statement or amend or supplement the Canadian Prospectus or the U.S. Prospectus to comply with the Canadian Securities Laws, the 1933 Act or the applicable rules and regulations thereunder, forthwith to prepare, file with the SEC or any Canadian Securities Commission and furnish to the Underwriters and to the dealers (whose names and addresses the Underwriters will furnish to the Company) to which Offered Shares may have been sold by the Underwriters and to any other dealers upon request, either amendments or supplements to the U.S. Prospectus or the Canadian Prospectus (in the English language) (to be effected, if necessary, by the filing with the SEC of a post-effective amendment to the Registration Statement) so that the statements in the U.S. Prospectus or the Canadian Prospectus as so amended or supplemented will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or Canadian Prospectus is delivered to a purchaser, not misleading or so that the Disclosure Package, Registration Statement, the U.S. Prospectus or the Canadian Prospectus, as amended or supplemented, will comply with applicable law. The expense of complying with this Section 6(e) shall be borne by the Company in respect of any amendment or supplement required during the nine month period after the effectiveness of the Registration Statement or the Canadian Prospectus, as the case may be, and by the Underwriters thereafter. Concurrently with the delivery of an amendment or supplement to the Canadian Preliminary Prospectus and the Canadian Final Prospectus to the Underwriters, the Company shall deliver to the Underwriters documents similar to those referred to in
          Section 5(h), in each case in respect of and dated the date of the amendment or supplement to the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as applicable.

     (f) To use its reasonable efforts to qualify the Offered Shares for offer and sale under the securities or Blue Sky laws of such United States jurisdictions as the Underwriters shall reasonably request.

     (g) During the period when the U.S. Prospectus is required to be delivered under the 1933 Act:

          (i) to file promptly all documents required to be filed by the Company with the SEC pursuant to Section 13 or 15(d) of 1934 Act subsequent to the time the Registration Statement becomes effective; and

          (ii) in the event that any document is filed with any Canadian Securities SEC subsequent to the time the Registration Statement becomes effective that is deemed to be incorporated by reference in the Canadian Prospectus, if required by the 1933 Act, to file such document as an exhibit to the Registration Statement by post-effective amendment or otherwise in accordance with the 1933 Act or the 1934 Act.

     (h) To comply to the best of its ability with the 1933 Act and the 1934 Act and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares as contemplated in this Agreement and in the Canadian Prospectus and in the U.S. Prospectus.

     (i) Not to issue any press release or other public announcement between the date hereof and the Closing Date without first consulting with BMO Nesbitt Burns Inc., on behalf of the Underwriters.

     In further consideration of the agreements of the Company herein contained, each of the Underwriters covenants with the Company as follows:

     (a) It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any "free writing prospectus" as defined in Rule 405 under the 1933 Act (which term includes use of any written information furnished to the SEC by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that contains no "issuer information" (as defined in Rule 433(h)(2) under the 1933 Act) that was not included (including through incorporation by Reference) in the U.S. Preliminary Prospectus as supplemented or amended at the Executive Time or a previously filed Free Writing Prospectus, or (ii) any Free Writing Prospectus approved by the Company in advance in writing.

     (b) It will not distribute any free writing prospectus referred to in clause (j)(i) in a manner reasonably designed to lead to its broad unrestricted dissemination.

     (c) It will not, without the prior written consent of the Company, use any free writing prospectus (including any free writing prospectus that contains the final terms of the Offered Shares); provided that the Company shall file any free writing prospectus that contains the final terms of the Offered Shares with the SEC pursuant to Rule 433 of the 1933 Act.

     (d) It will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, to the extent required by Rule 433 under the 1933 Act.

7. EXPENSES. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including:

     (a) the fees, disbursements and expenses of the Company's Canadian, United States and other counsel and the Company's accountants in connection with the registration and delivery of the Offered Shares under the 1933 Act and under the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the related Form F-X, the Canadian Prospectus, the U.S. Prospectus, any Issuer Free Writing Prospectus and any amendments thereto (the "Supplementary Material"), including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers;

     (b) the fees of the Underwriters' Canadian, United States and other counsel in connection with the registration and delivery of the Flow-Through Shares under the Flow-Through Underwriting Agreement and the Offered Shares under the 1933 Act and under the Canadian Securities Laws, to a maximum of $150,000, exclusive of disbursements and applicable taxes,

     (c) all costs and expenses related to the transfer and delivery of the Offered Shares to the Underwriters, including any transfer or other taxes payable thereon;

     (d) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Offered Shares under state securities laws and all expenses in connection with the qualification of the Offered Shares for offer and sale under state securities laws as provided in Section 6(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or legal investment memorandum;

     (e) all filing fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the terms of the sale of the Offered Shares by the NASD;

     (f) all fees and expenses in connection with the preparation and filing of the Registration Statement and all costs and expenses incident to listing the Offered Shares on the Toronto Stock Exchange and American Stock Exchange;

     (g)  the cost of printing certificates representing the Offered Shares;

     (h)  the costs and charges of any transfer agent, registrar or depositary;

     (i) the costs and expenses of the Company in connection with the marketing of the offering of the Offered Shares; and

     (j) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.

8. INDEMNITY AND CONTRIBUTION. The Company covenants and agrees to indemnify each of the Underwriters, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act and their respective directors, officers, employees and agents (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses (other than a loss of profits or consequential damages), claims, damages, liabilities, costs or expenses caused or incurred by reason of:

     (a) any statement, other than a statement relating solely to, or provided solely by, the Underwriters, contained in the Canadian Prospectus, U.S. Prospectus, Registration Statement, Free Writing Prospectus or Issuer Free Writing Prospectus (including any documents incorporated therein by reference) or in any Supplemental Material or additional or ancillary material, information, evidence, return, report, application, statement or document (collectively, the "Additional Material") that has been filed by or on behalf of the Company under the Canadian Securities Laws or 1933 Act which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; or

     (b) any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation in any of the Canadian Prospectus, U.S. Prospectus, Registration Statement, Free Writing Prospectus or Issuer Free Writing Prospectus (or any document incorporated therein by reference) or any Additional Material, other than a statement relating solely to, or provided solely by, the Underwriters, which prevents or restricts the trading in the distribution to the public, as the case may be, of the Offered Shares, except where such losses, claims, damages, liabilities, costs or expenses arose primarily from the negligence, wilful misconduct or fraudulent misrepresentation of an Indemnified Party.

To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party and the Company hereby consents to the enforcement by such non-signatory of its rights hereunder.

If any matter or thing contemplated by this Section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to such Indemnified Party and that no admission of liability or settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, acting reasonably.

In any such claim, such Indemnified Party shall have the right to retain other counsel to act on such Indemnified Party's behalf provided that the fees and disbursements of such other counsel shall be paid by such Indemnified Party, unless: (i) the Company and such Indemnified Party mutually agree to retain other counsel; or (ii) such Indemnified Party reasonably believes that the representation of the Company and such Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

In the event that the indemnity provided for in this Section is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (except loss of profits or consequential damages) of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the portion of the Fee payable by the Company to the Underwriters bears to the gross proceeds realized from the sale of the Offered Shares whether or not the Underwriters have been sued together or separately and the Company shall be responsible for the balance, provided that, in no event, shall any Underwriter be responsible for any amount in excess of the portion of the Fee actually received by it. In the event that the Company is held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution from an Underwriter in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, liabilities, giving rise to such contribution for which each Underwriter is responsible, as determined above; and (b) the amount of the Fee actually received by such Underwriter. Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation or negligence or wilful misconduct shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section, notify such party or parties from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice shall have been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section. The right to contribution provided in this Section shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

9.   TERMINATION.

     (a) If the Company does not comply in all material respects with the conditions hereof, and such non-compliance does or would reasonably be expected to prevent, restrict or otherwise adversely affect the distribution of the Offered Shares in accordance with the terms hereof or would reasonably be expected to impact adversely on the investment quality or marketability of the Offered Shares in any of the jurisdictions in which the Offered Shares may be sold under the terms hereof, any Underwriter may terminate its obligations hereunder by written notice to that effect given to the Company on or prior to the time of closing on the Closing Date (the "Closing Time") and in such event such Underwriter's obligations shall be at an end. It is understood that the Underwriters may waive in whole or in part noncompliance with any of the conditions contained herein or extend the time for compliance therewith without prejudice to such rights in respect of any other condition or conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if the same is in writing.

     (b) If, after the Execution Time and prior to the Closing Time, there shall occur any material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Company and its subsidiaries, taken as a whole (the "Condition of the Company"), or the Underwriters become aware of any undisclosed material adverse information relating to the Company and its subsidiaries, taken as a whole, or other adverse material development which, in the opinion of any of the Underwriters, acting reasonably, would have a material adverse effect on the market price of the Offered Shares, then each of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time.

     (c) If at any time during the period commencing on the date hereof and ending at the Closing Time there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, including any act of terrorism, war or like event, or any law or regulation, which in the opinion of any of the Underwriters, acting reasonably, seriously adversely affects, or would seriously adversely affect the Canadian, United States or international financial markets or the Condition of the Company, each of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time.

     (d) If after the date hereof and prior to the Closing Time, there shall occur any change in any applicable securities laws, rules, regulations or policies, or if any enquiry, action, suit, investigation or other proceeding, whether formal or informal, in relation to the Company or the distribution of the Offered Shares should be instituted or any order under or pursuant to any laws or regulations of Canada or of any of the Qualifying Provinces or of the United States or of any of the states thereof or by any relevant stock exchanges or any other regulatory or governmental authority should be made or issued (except for any such order based upon the activities or the alleged activities of the Underwriters and not of the Company) which, in the reasonable opinion of any of the Underwriters, operates to prevent or restrict the trading or the distribution of the Offered Shares or seriously adversely affects or will seriously adversely affect the market price of the Offered Shares, each of the Underwriters shall be entitled, at its option, to

                                      -29=


          terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time.

     (e) Any termination by any of the Underwriters pursuant to the provisions hereof shall be effected by notice in writing delivered or telecopied to the Company at its address as herein set forth. The rights of termination contained in Sections (a), (b), (c) or (d) above are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Company or the Underwriters except for any liability provided for in Sections 7 and 8 hereof.

10. UNDERWRITERS' OBLIGATIONS. The Underwriters' obligations to purchase the Offered Shares in accordance with this Agreement shall be several and not joint in that each of the Underwriters shall severally be obligated to purchase only the percentage of the aggregate number of Offered Shares set opposite its name as follows:

         BMO Nesbitt Burns Inc.                           40.0%
         Paradigm Capital Inc.                            30.0%
         Dundee Securities Corporation                    15.0%
         Canaccord Capital Corporation                     5.0%
         RBC Dominion Securities Inc.                      5.0%
         National Bank Financial Inc.                      2.5%
         Salman Partners Inc.                              2.5%

If an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Offered Shares which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 9) (the "Defaulted Shares"), BMO Nesbitt Burns Inc. may delay the Closing Date for not more than five days and the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Shares pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Shares to be purchased by the Refusing Underwriter(s) does not exceed 10% of the Offered Shares, the Continuing Underwriters will be obligated to purchase the Defaulted Shares on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Shares to be purchased by Refusing Underwriters exceeds 10% of the Offered Shares, the Continuing Underwriters will not be obliged to purchase the Defaulted Shares and, if the Continuing Underwriters do not elect to purchase the Defaulted Shares:

     (a) the Continuing Underwriters will not be obliged to purchase any of the Offered Shares;

     (b) the Company will not be obliged to sell less than all of the Offered Shares; and

     (c) the Company will be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer to purchase the Offered Shares, in which event there will be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of Sections 7 and 8.

     Nothing in this Agreement obliges the Company to sell under this Agreement less than all the Offered Shares or will relieve from responsibility to the Company under this Agreement any Underwriter that has defaulted in its obligation to purchase its applicable percentage of the aggregate number of such Offered Shares to be sold hereunder.

11. COUNTERPARTS. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and federal laws of Canada applicable therein. All parties hereby attorn to the exclusive jurisdiction of the courts of the Province of British Columbia to settle all disputes which may arise hereunder or in connection herewith.

13. HEADINGS. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

14. NOTICES. All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by telecopier, as follows:

if to the Company at:

         Miramar Mining Corporation
         300 - 889 Harbourside Drive
         North Vancouver, British Columbia
         V7P 3S1

         Attention:        Anthony P. Walsh
         Fax:              (604) 980-0731

with a copy to:

         Gowling Lafleur Henderson LLP
         4600 - 100 King Street West
         Toronto, Ontario
         M5X 1G5

         Attention:        Leslie T. Gord
         Telecopy No.:     (416) 862 7661
if to the Underwriters at:

         BMO Nesbitt Burns Inc.
         1800 - 885 West Georgia Street
         Vancouver, British Columbia
         V6C 3E8

         Attention:        James G. Rogers
         Telecopy No.:     (604) 443 1431

         Paradigm Capital Inc.
         2101 - 95 Wellington Street West
         Toronto, Ontario
         M5J 2N7

         Attention:        John Warwick
         Telecopy No.:     (416) 361-0679

         Dundee Securities Corporation
         PO Box 49207
         3424 - 1055 Dunsmuir Street
         Vancouver, British Columbia
         V7X 1K8

         Attention:        Richard M. Cohen
         Telecopy No.:     (604) 647-0358

         Canaccord Capital Corporation
         BCE Place
         3000 - 161 Bay Street
         Toronto, Ontario
         M5J 2S1

         Attention:        Jens Mayer
         Telecopy No.:     (416) 869-3876

         RBC Dominion Securities Inc.
         2100 - 666 Burrard Street
         Vancouver, British Columbia
         V6C 3B1

         Attention:        Jason G. Ellefson
         Telecopy No.:     (604) 257-7117

         National Bank Financial Inc.
         3200 - 130 King Street West
         Toronto, Ontario
         M5X 1J9

         Attention:        Gavin McOuat
         Telecopy No.:     (416) 869-8013

         Salman Partners Inc.
         2230 - 885 West Georgia Street
         Vancouver, British Columbia
         V6C 3E8

         Attention:        Alan C. Herrington
         Telecopy No.:     (604) 685-2471

with a copy to:

         Fasken Martineau DuMoulin LLP
         2100 - 1075 Georgia Street West
         Vancouver, B.C., V6E 3G2

         Attention:        Iain Mant
         Telecopy No.:     (604) 632-4734

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or upon receipt of a telecopier transmission confirmation during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided above of any change of address or telecopier number.

15. REPRESENTATIVE OF UNDERWRITERS. The Underwriters agree that any agreement, waiver, order, notice (other than a notice pursuant to Section 10), direction, receipt or other action to be made, given or taken by the Underwriters hereunder may be made or given by BMO Nesbitt Burns Inc. (the "Representative") on behalf of each of the Underwriters.

16.  TIME OF ESSENCE. Time shall be of the essence in this Agreement.

17. REPRESENTATIONS, WARRANTIES AND AGREEMENTS SURVIVE CLOSING. The representations, warranties and agreements herein contained shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Shares.

     If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing below in the place indicated.

                                  Yours truly,

                                  BMO NESBITT BURNS INC.

                                  Per: "James G. Rogers"
                                       ---------------------------------------
                                       Authorized Signatory



                                  PARADIGM CAPITAL INC.

                                  Per: "John Warwick"
                                       ---------------------------------------
                                       Authorized Signatory



                                  DUNDEE SECURITIES CORPORATION

                                  Per: "Richard M. Cohen"
                                       ---------------------------------------
                                       Authorized Signatory



                                  CANACCORD CAPITAL CORPORATION

                                  Per: "Jens Mayer"
                                       ---------------------------------------
                                       Authorized Signatory



                                  RBC DOMINION SECURITIES INC.

                                  Per:  "Jason G. Ellefson"
                                       ---------------------------------------
                                       Authorized Signatory



                                  NATIONAL BANK FINANCIAL INC.

                                  Per: "Gavin McOuat"
                                       ---------------------------------------
                                       Authorized Signatory



                                  SALMAN PARTNERS INC.

                                  Per:  "Alan C. Herrington"
                                       ---------------------------------------
                                       Authorized Signatory


MIRAMAR MINING CORPORATION
Per:   "Elaine Bennett"
       -----------------------
       Authorized Signatory

                                  SCHEDULE "A"

                        LIST OF SIGNIFICANT SUBSIDIARIES


NAME OF SUBSIDIARY                              JURISDICTION OF INCORPORATION
------------------                              -----------------------------
Miramar Hope Bay Ltd.                               Northwest Territories
Miramar Con Mine Ltd.                                      Ontario



                           LIST OF OTHER SUBSIDIARIES


NAME OF SUBSIDIARY                              JURISDICTION OF INCORPORATION
------------------                              -----------------------------
Talapoosa Mining Corporation                         British Columbia
Miramar Giant Mine Ltd.                              British Columbia
Miramar Mining Canada Limited                             Ontario
Miramar Gold Corporation                                  Nevada
688282 British Columbia Ltd.                         British Columbia
Miramar Bathurst Resources Ltd.                           Nunavut
Miramar Resources Ltd.                               British Columbia
Orcana Resource Corp.                                     Nevada
Talapoosa Mining Inc.                                     Nevada
Miramar HBG Inc.                                          Quebec
Cambiex US Inc.                                           Nevada
Con Exploration Ltd.                                Northwest Territories
Vol Mines Ltd.                                            Ontario

                                  SCHEDULE "B"

            OPINION OF GOWLING LAFLEUR HENDERSON LLP AND SIDE LETTER

1. Each of the Company and its Significant Subsidiaries is existing under the laws of its jurisdiction of incorporation and has not been dissolved and has all requisite corporate power and authority to carry on its business as presently carried on and to own and lease its assets where such assets are owned or leased.

2. All of the issued and outstanding shares in the capital of each Significant Subsidiary are registered in the name of the Company.

3. The Company has all necessary corporate capacity and authority to enter into and perform its obligations under this Agreement to create and issue the Over-Allotment Option and to issue and sell the Offered Shares.

4. All necessary corporate action has been taken by the Company to authorize the execution and delivery by the Company of this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, subject to usual qualifications and exceptions.

5. All necessary corporate action has been taken by the Company to validly authorize the creation and issuance of the Over-Allotment Option and the issuance of the Offered Shares to the Underwriters and, the Company having received the consideration for the issue thereof, the Offered Shares have been validly issued and are outstanding as fully paid and non-assessable shares and no holder of Offered Shares is or will be subject to personal liability for any debts, obligations or acts of the Company solely by reason of being such a holder. The share certificates evidencing the Offered Shares purchased by the Underwriters have been duly signed by Pacific Corporate Trust Company and delivered to the Underwriters.

6.   The  execution,   delivery  by  the  Company  of  this  Agreement  and  the
performance of its obligations under this Agreement do not and will not contravene, breach or result in any default:

     (i)  under the constating documents of the Company;

     (ii) the resolutions of the directors or shareholders of the Company; or

     (iii) any material agreement or instrument binding upon the Company or its subsidiaries filed with Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval.

7. The authorized capital of the Company is as set forth in the Canadian Prospectus under the caption "Description of Share Capital" and the issued and outstanding share capital of the Company will be stated as at the Closing Date.

8. The Company is a reporting issuer in each of the Qualifying Provinces in which the concept of a reporting issuer exists and is not on the list of defaulting issuers maintained by the securities regulatory authorities in such Qualifying Provinces.

9. All necessary documents have been filed and all necessary proceedings have been taken and all other legal requirements have been fulfilled under the securities laws of each of the Provinces of Canada, other than Quebec, to qualify the issuance of the Over-Allotment Option to the Underwriters and the Offered Shares to be offered and sold to the public in each Province of Canada, other than Quebec, by or through registrants, investment dealers or brokers registered under applicable legislation of such Provinces who have complied with the relevant provisions of such legislation.

10. The statements set forth in Part II of the Registration Statement under the caption "Indemnification", insofar as they purport to summarize certain provisions of the articles of the Company and of the Business Corporations Act (British Columbia), are accurate in all material respects.

11. The TSX has conditionally approved the listing and posting for trading of the Offered Shares; subject to the Company fulfilling all of the requirements of the TSX.

12. The statements in the Prospectus under the heading "Certain Income Tax Considerations for Canadian Holders" is an accurate summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Offered Shares.

13. The Offered Shares are, at the date hereof, investments which are qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

14. Pacific Corporate Trust Company at its principal offices in the Cities of Vancouver and Toronto has been duly appointed the transfer agent and registrar for the common shares of the Company.

15.  Such other matters as counsel to the Underwriters may reasonably require.

In addition to rendering the opinion set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Disclosure Package and the Canadian Final Prospectus and in conferences with officers and other representatives of the Company, U.S. counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Disclosure Package and the Canadian Final Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinion as to the matters listed in paragraphs 10 and 12 above) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Disclosure Package and Canadian Final Prospectus, on the basis of such participation, no facts have come to such counsel's attention which have caused such counsel to believe that
(i) the documents specified in a schedule to such counsel's letter, consisting of those included in the Disclosure Package, when taken as a whole, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) as of the date of the Canadian Final Prospectus and as of the Closing Date, the Canadian Final Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the Canadian Final Prospectus under the heading "Interest of Experts", included or incorporated by reference therein, as to which such counsel need express no belief).

                                  SCHEDULE "C"

                         OPINION OF DORSEY & WHITNEY LLP


1. The Offered Shares are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the American Stock Exchange.

2. To the knowledge of such counsel, there is no franchise, contract or other document of a character required to be filed as an exhibit to the Registration Statement that is not filed as required.

3. The statements made in the U.S. Prospectus under the heading "Certain Income Tax Considerations for U.S. Holders - U.S. Federal Income Tax Consequences", to the extent that the foregoing statements constitute matters of law or legal conclusions fairly present the information disclosed therein in all material respects.

4. The Registration Statement has become effective under the 1933 Act and the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement; the filing of the U.S. Final Prospectus, and any supplements thereto, has been made in the manner and within the time periods required by Form F-10 and the applicable rules and regulations of the SEC; to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration
Statement or any notice that would prevent its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement, and the U.S. Final Prospectus (other than the financial statements and other financial and statistical information contained therein and the information derived from the reports of or attributed to persons named in the US. Final Prospectus under the heading "Interest of Experts", as to which such counsel need express no opinion) and the Form F-X comply as to form in all material respects with the applicable requirements of the 1933 Act and the rules thereunder.

5. The Company is not and, after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Disclosure Package, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

6. No consent, approval, authorization, filing with or order of any U.S. court or governmental agency or body is required to be obtained by the Company or its subsidiaries for the performance of the Company's obligations under this Agreement, except such as have been obtained under the 1933 Act and such as may be required under the "blue sky" laws of any jurisdiction in connection with the purchase and distribution of the Offered Shares by the Underwriters in the manner contemplated in this Agreement and in the U.S. Prospectus and such other approvals as have been obtained.

7. Neither the issue and sale of the Offered Shares, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or the Significant Subsidiaries pursuant to any U.S. statute, law, rule, regulation, judgment, order or decree known to such counsel and applicable to the Company or the Significant Subsidiaries of any U.S. court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or the Significant Subsidiaries or any of its or their properties.

8. To the knowledge of counsel, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

In addition to rendering the opinions set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Prospectus and in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Disclosure Package and U.S. Final Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in paragraph 3 of this Schedule "C") is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package and U.S. Final Prospectus, on the basis of such participation, nothing has come to such counsel's attention which has caused such counsel to believe that (i) at the Effective Time, the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the documents specified in a schedule to such counsel's letter, consisting of those included in the Disclosure Package, when taken as a whole, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) as of the date of the U.S. Final Prospectus and as of the Closing Date, the U.S. Final Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the heading "Interest of Experts", included or incorporated by reference therein, as to which such counsel need express no belief).

     References to the U.S. Final Prospectus in this Schedule shall also include any supplements thereto at the Closing Date.